UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report:  November 1, 2018

Anchor Bancorp
(Exact name of registrant as specified in its charter)

Washington	001-34965	26-3356075
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

601 Woodland Square Loop, SE
Lacey, Washington  98530
(Address of principal executive offices and zip code)

(360) 491-2250
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[X]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17
        CFR 240.14d-2(b))

[   ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17
        CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company [  ]
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01 Other Events

Settlement of Certain Litigation Relating to the Merger

On or about October 23, 2018, a purported individual shareholder of Anchor Bancorp ("Anchor") filed a lawsuit in the Superior Court for the State of Washington in Thurston County (the "Court"), under the caption Parshall v. Anchor Bancorp, et. al., Case No. 18-2-05365-34 (the "Action").  The complaint, which was filed as a putative class action on behalf of the individual plaintiff and the public shareholders of Anchor, alleges that the proxy statement/prospectus (the "Proxy Statement/Prospectus") forming a part of the Form S-4 Registration Statement filed by FS Bancorp, Inc. ("FS Bancorp") in connection with the proposed merger of Anchor with FS Bancorp does not contain certain information alleged to be material to the Anchor shareholders concerning the proposed merger. The complaint asserts claims against Anchor's directors for breach of fiduciary duty, and against Anchor and FS Bancorp for aiding and abetting the alleged breach of fiduciary duty, for distributing the Proxy Statement/Prospectus with allegedly false or misleading statements or omissions. The complaint seeks, among other things, injunctive relief against consummation of the merger and additional, allegedly corrective disclosures as well as attorneys' and expert fees.

Solely to avoid the costs, risks, nuisance and uncertainties inherent in litigation and to allow the Anchor shareholders to vote on the proposals required in connection with the proposed merger with FS Bancorp at the Anchor special meeting of shareholders to be held on November 13, 2018 (the "Special Meeting"), Anchor hereby supplements the disclosures contained in the Proxy Statement/Prospectus (the "Additional Disclosures").  The Additional Disclosures are set forth below and should be read in conjunction with the Proxy Statement/Prospectus.

 In light of the Additional Disclosures, plaintiff has agreed to dismiss the Action with prejudice as to his individual claims and without prejudice to the claims of the members of the putative class. In dismissing the Action, plaintiff has reserved the right to seek an award of attorneys' fees from the Court.

The agreement to make the Additional Disclosures will not affect the merger consideration to be paid to Anchor's shareholders or the timing of the Special Meeting.

Anchor and the other defendants, including FS Bancorp, vigorously deny that the Proxy Statement/Prospectus is deficient in any respect and that the Additional Disclosures are material or required.  Anchor and FS Bancorp believe that the claims asserted in the Action are without merit, and that the Additional Disclosures do not provide information required by the federal securities laws or that is material to the decision of the Anchor shareholders as to how to vote their shares at the Special Meeting.  As noted above, the Additional Disclosures are being made solely to eliminate the burden, expense, and nuisance of further litigation, and to avoid any possible delay to the closing of the merger that might arise from further litigation.  Nothing in this document shall be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The following information supplements the Proxy Statement/Prospectus and should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus, and terms used below have the meanings set forth in the Proxy Statement/Prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, Anchor and FS Bancorp make the following Additional Disclosures:
The following disclosure supplements the subsection captioned "Anchor Selected Companies Analysis" beginning on page 46 of the Proxy Statement/Prospectus.

The low and high stock price-to-book value per share multiples of the selected companies in the selected companies analysis of Anchor were 0.81x and 2.66x, respectively.  The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.81x and 2.68x, respectively. The low and high stock price-to-last twelve months (LTM) EPS multiples of the selected companies (excluding the LTM EPS multiples for two of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x) were 7.6x and 26.8x, respectively.

The following disclosure supplements the subsection captioned "FS Bancorp Selected Companies Analysis" beginning on page 47 of the Proxy Statement/Prospectus.

The low and high stock price-to-book value per share multiples of the selected companies in the selected companies analysis of FS Bancorp were 1.07x and 2.38x, respectively. The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.07x and 2.50x, respectively. For the eight selected companies for which consensus "street estimates" were available, the low and high stock price-to-2018 estimated EPS multiples of the selected companies were 13.2x and 27.6x, respectively. For the eight selected companies for which consensus "street estimates" were available, the low and high stock price-to-2019 estimated EPS multiples of the selected companies were 11.3x and 16.6x, respectively.

The following disclosure supplements the subsection captioned "Selected Transactions Analysis" beginning on page 49 of the Proxy Statement/Prospectus.

The low and high transaction price-to-tangible book value multiples of the selected transactions in the selected transactions analysis were 0.60x and 2.28x, respectively. The low and high core deposit premiums of the selected transactions were (5.3%) and 18.1%, respectively. The low and high transaction price-to-LTM EPS multiples of the selected transactions (excluding the multiples of two of the selected transactions which were considered to be not meaningful because they were greater than 30.0x) were 13.2x and

23.6x, respectively. For the four selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums (discounts) of the selected transactions were 9.8% and 67.7%, respectively.

The following disclosure is added after the second sentences of the first paragraphs in the subsections captioned "Anchor Discounted Cash Flow Analysis" and "FS Bancorp Discounted Cash Flow Analysis" beginning on page 51 of the Proxy Statement/Prospectus.

The range of discount rates assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure appears in a new section captioned "Certain Prospective Financial Information" on page 52 of the Proxy Statement/Prospectus prior to the section captioned "Reasons of FS Bancorp for the Merger."

Certain Prospective Financial Information

   FS Bancorp provided Anchor and its financial advisor with the projected earnings data for each of the following years as set forth in the table below.

2018 $4.81 per share, per FactSet consensus estimates
2019 $5.23 per share, per FactSet consensus estimates

For the year after 2019, FS Bancorp provided an estimated long term growth rate for FS Bancorp of 8% of annual earnings growth.  FS Bancorp also provided an estimated 8.4% annualized asset growth rate until December 31, 2018, per FactSet consensus estimates, and an estimated 8.0% annual asset growth rate thereafter. These projections and estimates were as of July 17, 2018 and have not been updated for subsequent actual results or any forecast revisions or other changes in circumstances or events occurring after such dates. In the discounted cash flow analysis of FS Bancorp performed by KBW in connection with its opinion, estimated excess cash flows that FS Bancorp could generate over the period from December 31, 2018 to December 31, 2023 as a stand-alone company were derived from the estimated EPS and asset data for FS Bancorp described in this paragraph, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by FS Bancorp to maintain the assumed tangible common equity to tangible assets ratio.

Anchor provided KBW with projected earnings data for each of the following years as set forth in the table below:

2018 $2.14 per share, per publicly available research analyst street estimate
2019 $2.25 per share, per Anchor management estimates

For the year after 2019, Anchor provided an estimated long term growth rate for Anchor of 5% of annual earnings growth.  Anchor also provided an estimated 5.0% annual asset growth rate. These projections and estimates were as of July 17, 2018 and have not been updated for subsequent actual results or any forecast revisions or other changes in circumstances or events occurring after such dates.  In the discounted cash flow analysis of Anchor performed by KBW in connection with its opinion, estimated excess cash flows that Anchor could generate over the period from December 31, 2018 to December 31, 2023 as a stand-alone company were derived from the estimated EPS and asset data for Anchor described in this paragraph, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Anchor to maintain the assumed tangible common equity to tangible assets ratio.
For the pro forma merger analysis, FS Bancorp provided the following assumptions to Anchor and its financial advisor:

Purchase Accounting Adjustment Assumptions:

•	1.50% gross loan credit mark (approximately $6.0 million), equal to 1.5% of gross loans;

•	1.00% interest rate mark (approximately $4.0 million), equal to 1.0% of gross loans; and ‒ Interest rate mark accreted sum of the years' digits of 6.66 years.

•	2.50% core deposit intangible amortized sum of the years' digits over 10 years
Cost Savings Assumptions:

•	Cost savings estimated at 35.0% of ANCB G&A expenses ‒ Phased in 50% in 2019, 100% thereafter
Other Assumptions:

•	After-tax restructuring charge of approximately $5.9 million ($7.3 million pre-tax)

The disclosure under the heading "THE MERGER—Background of the Merger" is hereby supplemented by adding the following sentence at the end of the third paragraph on page 31 of the Proxy Statement/Prospectus:

"The non-disclosure agreements signed by the interested parties contains a mutual standstill provision that generally prohibits each party from taking certain actions, including making a merger or acquisition proposal with respect to the other party unless invited to do so by the other party; however, this provision does not restrict a party from making a confidential proposal to the board of directors of the other party regarding a proposed transaction."

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FS Bancorp has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that includes the preliminary Proxy Statement of Anchor and a preliminary Prospectus of FS Bancorp. The registration statement, as amended, was declared effective by the SEC on September 26, 2018.  Anchor commenced the mailing of the definitive Proxy Statement/Prospectus to its shareholders on or about October 4, 2018. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED HEREBY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus as well as other filings containing information about FS Bancorp and Anchor may be obtained at the SEC's Internet site (http://www.sec.gov).

FS Bancorp's filings are available on its website, www.fsbwa.com. You may also request a copy of these filings, at no cost, by writing or telephoning FS Bancorp at:

FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043
Attn: Investor Relations
(425) 771-5299

Anchor's filings are available on its website, www.anchornetbank.com. You may also request a copy of these filings, at no cost, by writing or telephoning Anchor at:

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
Attn: Investor Relations
(360) 491-2250

FS Bancorp and Anchor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in respect of the transaction described in the definitive Proxy Statement/Prospectus. Information regarding FS Bancorp's directors and executive officers is contained in FS Bancorp's Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2018. Information regarding Anchor's directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on November 9, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy

Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FS Bancorp's and Anchor's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in FS Bancorp's and Anchor's reports filed with or furnished to the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by Anchor's shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of Anchor or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of FS Bancorp's products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANCHOR BANCORP

Date: November 1, 2018	By: /s/ Jerald L. Shaw
Jerald L. Shaw President and Chief Executive Officer